UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at October 18, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 18, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

October 18, 2005, Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) is pleased to announce two appointments to the Company's management team: John W. McManus, P.Eng., as Vice President, Operations and Robert Rotzinger, P.Eng., as General Manager, Gibraltar Joint Venture.

John W. McManus, as Vice President of Operations, will be responsible for oversight of the Gibraltar mine and for all operational and permitting issues regarding the advancement of the Copper Refinery and the Prosperity and Harmony projects. Mr. McManus has worked in the mining industry in British Columbia for 25 years where he has gained experience in mine operations, mine engineering and environmental management. Most recently, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Prior to that, Mr. McManus was the Mine Manager at Teck Cominco's coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines. Mr. McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Robert Rotzinger, as General Manager of the Gibraltar Joint Venture, will be responsible for improving mine productivity while focusing on efficient cost reductions and maintaining the mine's excellent safety and environmental records. Mr. Rotzinger has worked at Gibraltar Mine since 1994 where he has taken on increasingly senior positions. He has been tasked with the management of diverse engineering, environmental, metallurgical and mining initiatives, such as the revamped molybdenum circuit and the Copper Refinery project. He was a key member of the team that restarted operations at the Gibraltar Mine last year as well as participating in the development of the Gibraltar Joint Venture with Ledcor CMI Ltd. Prior to joining Taseko, Mr. Rotzinger worked for Petro-Canada where he was involved in maintenance management and project engineering. He holds a Bachelor of Applied Science in mechanical engineering from the University of British Columbia.

Mr. McManus and Mr. Rotzinger both have strong backgrounds in mine operations and management and they will be tremendous assets to the Taseko and Gibraltar teams. Taseko, and its joint venture partner Ledcor CMI Ltd., successfully re-opened the Gibraltar copper-molybdenum mine in south-central British Columbia in late 2004. Several key initiatives are currently under consideration, including the development of a Copper Refinery at Gibraltar and the advancement of the Prosperity copper-gold and Harmony gold exploration projects.

For further details on Taseko, please visit the Company's website at www.tasekomines.com, or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.
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Russell E. Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.